Exhibit 2.2

To:    G4S plc
5th Floor, Southside, 105 Victoria Street, London, United Kingdom
From:    The Brink’s Company
1801 Bayberry Ct., Richmond, VA 23226, USA
27 April 2020
Agreement relating to SPA 1 and SPA 2 (each as defined below)
G4S plc (“G4S”) and The Brink’s Company (“Brink’s”, and together with G4S, the “Parties” and each of them, a “Party”) have entered into: (i) the share purchase agreement dated 26 February 2020 relating to the sale and purchase of G4S Cash Solutions Holdings No 2 Limited, G4S Group Holding (Asia) B.V., G4S Cash Solutions Holdings B.V. and G4S Cash Solutions (Belgium) S.A./N.V., (as amended on 30 March 2020) (“SPA 1”); and (ii) the share purchase agreement dated 26 February 2020 relating to the sale and purchase of, inter alia, the Netherlands Companies (as amended on 30 March 2020) (“SPA 2”, and together with SPA 1, the “Agreements”). Terms used but not defined herein have the meanings given to them in the Agreements.
In accordance with Clause 15.5 of SPA 1 and Clause 15.5 of SPA 2, G4S and Brink’s now wish to amend the Agreements as set out in this Letter.
It is agreed as follows:

1	SPA 1

1.1	G4S and Brink’s agree that:

1.1.1	Closing for Malaysia and the Dominican Republic (“Third Closing Countries”) shall take place on 27 April 2020; and

1.1.2	Closing for Indonesia (“Fourth Closing Country”) shall take place on 6 July 2020 unless deferred in accordance with clause 7.1.1 of SPA 1; and

1.1.3
they will, during the course of the week beginning 27 April 2020, work together in good faith to agree any reasonable amendments required to SPA 1 to provide that the Seller will not extract value from the Fourth Closing Country in the period from the Effective Time (which is 31 March 2020) to the Closing Date of the Fourth Country Closing Country.

1.2	In order to effect the changes in paragraphs 1.1.1 – 1.1.2 above, G4S and Brink’s agree to:

1.2.1	amend clause 7.1.1 of SPA 1 to read as follows:

“7.1.1
Closing shall take place virtually on 6 April 2020 in respect of the First Closing Countries, and on 20 April 2020 in respect of the Second Closing Countries (in each case to provide the Seller and the Purchaser with sufficient time between the date of this Agreement and Closing to plan for the Cash Reconciliation Process), or at such other location, time or date as may be agreed between the Purchaser and the Seller.

Closing shall take place virtually on 27 April 2020 in respect of the Third Closing Countries, and on 6 July 2020 in respect of the Fourth Closing Country, or at such other location, time or date as may be agreed between the Purchaser and the Seller.

The parties will discuss in good faith whether it is reasonable to defer specific Closing Dates only in the event that it is impossible because of impediments directly related to COVID-19 to conduct the Cash Count in any particular country or countries, provided that the Purchaser has clearly used its best endeavours to prepare for and conduct each of the Cash Counts, including but not limited to applying for, or taking advantage of, any relevant exemptions or exceptions from COVID-19 related laws, making appropriate contingency plans and using reputable third parties to conduct Cash Counts on its behalf (if required). Upon request, the Purchaser shall inform the Seller of everything it has done to prepare for and conduct each Cash Count in good time before any such Cash Count is due to take place.”.

1.3	G4S and Brink’s further agree to the inclusion of the following new and amended definitions in clause 1.1 of SPA 1:
““Fourth Closing Country” means Indonesia;”;
““Second Closing Countries” means Cyprus, the Czech Republic and Romania, and “Second Closing Country” means any one of them;”; and
““Third Closing Countries” means the Dominican Republic and Malaysia and “Third Closing Country” means any one of them;”.

1.4
G4S and Brink’s acknowledge that certain minority interests in Romania will be transferred on the Closing Date for the Third Closing Countries and agree that, notwithstanding this delayed transfer of such minority interests, the Closing Date for Romania shall be 20 April 2020.

1.5	Steering Committee – Fourth Closing Country (Indonesia)

1.5.1
Within 5 Business Days of the date of this Letter the parties shall jointly establish and maintain a steering committee (the “Committee”) until the Closing Date for the Fourth Closing Country (the “Indonesia Closing Date”).

1.5.2
G4S and Brink’s agree that the purpose of the Committee is to provide, between the date of this Letter and the Indonesian Closing Date and subject to Applicable Law, the parties with information on the trading, operational and financial performance of the business of the Fourth Closing Country (the “Indonesian Business”) and for the Committee to provide advice to management in respect of material business decisions relating to the Indonesian Business. G4S shall request that management take reasonable account of any such advice.

1.5.3
The Committee shall be comprised of two representatives of each of G4S and Brink’s, being Jesus Rosano and David Batubara as the G4S representatives and Dominic Bossart and Nick Sharma (or such other persons as may be nominated by Brink’s) as the Brink’s representatives.

1.5.4
The Committee shall discuss and agree detailed terms of reference governing the constitution of the Committee and other administrative matters (including how it shall conduct its proceedings to review, discuss and consider the matters set out in paragraph 1.5.2 above) as soon as reasonably possible following the date of this Letter.

1.5.5	G4S and Brink’s each agree to provide the Committee with such information as the Committee may reasonably request in relation to the Committee’s activities as outlined in paragraph 1.5.2 above.

2	SPA 2

2.1	G4S and Brink’s agree:

2.1.1
to Close and complete the transfer of one of the Baltic Shares, Kuwait Shares or the Philippines Shares before 30 June 2020, but no earlier than 1 June 2020, subject to the relevant conditions set out in clause 4.2.2, 4.3 or 4.5 of SPA 2 (as applicable) being satisfied;

2.1.2
to Close and complete the transfer of the Baltic Shares, Kuwait Shares, Macau Shares and the Philippines Shares (if not Closed and completed before 30 June 2020) on 6 July 2020 subject to the relevant conditions set out in clause 4.2.2, 4.3, 4.2.1 or 4.5 of SPA 2 (as applicable) being satisfied;

2.1.3
if the Closings and completion of the transfers of the Baltic Shares, Kuwait Shares, Macau Shares or the Philippines Shares do not occur on any of the dates above, to complete the relevant Closing and transfer the relevant Shares as soon as possible after the relevant conditions for the sale and purchase of the relevant Shares as set out in clause 4.2.2, 4.3, 4.2.1 or 4.5 of SPA 2 have been satisfied;

2.1.4	the dates for the relevant Closings pursuant to paragraphs 2.1.1 and 2.1.3 above shall be determined in accordance with clause 7.2 of SPA 2; and

2.1.5
they will, during the course of the week beginning 27 April 2020, work together in good faith to agree any reasonable amendments required to SPA 2 to provide that the Seller will not extract value from the Baltics, Kuwait, Philippines or Macau in the period from the Effective Time (which is being amended to the definition below) to the Closing Date for each of these countries.

2.2	In order to effect this change, and to give effect to other changes, G4S and Brink’s agree to the following changes to SPA 2:

2.2.1	clause 4.1 of SPA 2 shall be amended and replaced with the words “deleted”;

2.2.2	the lead in wording of clause 7.2 and clauses 7.2.1 of and 7.2.2 of SPA 2 shall be replaced with the words “deleted”;

2.2.3
clause 7.2 of SPA 2 shall be further amended to include new clauses 7.2.4, 7.2.5, 7.2.6 and 7.2.7 in relation to the Baltic Shares, Kuwait Shares, Macau Shares and the Philippines Shares which shall read as follows:

“7.2.4
Following notification by the Seller of the fulfilment of the conditions set out in Clause 4.2.2 in the case of the Baltic Shares, Clause 4.3 in the case of the Kuwait Shares and Clause 4.5 in the case of the Philippines Shares, Closing of the transfer of the Baltic Shares, Kuwait Shares and Philippines Shares (as applicable) shall take place virtually (including by delivery of documents by email) or at the offices of the

Purchaser’s Lawyers on the date notified in writing by the Seller to the Purchaser, such Closing date to be:

(i)	at least 2 weeks from the date of such notification from the Seller to the Purchaser;

(ii)	no earlier than 1 June 2020; and

(iii)	if the Closing of the transfer of any one of the Baltic Shares, Kuwait Shares and Philippines Shares has taken place before 30 June 2020, no earlier than 6 July 2020.

7.2.5
Following notification by the Seller of the fulfilment of the condition set out in Clause 4.2.1, Closing of the transfer of the Macau Shares shall take place virtually (including by delivery of documents by email) or at the offices of the Purchaser’s Lawyers on the date notified in writing by the Seller to the Purchaser, such Closing date to be:

(i)	at least 2 weeks from the date of such notification from the Seller to the Purchaser; and

(ii)	no earlier than 6 July 2020.

7.2.6
The Seller and the Purchaser shall each comply with their respective Closing obligations as set out in Clauses 7.3 and 7.4 of this Agreement on the date notified by the Seller as the date for the relevant Closing.

7.2.7
The parties will discuss in good faith whether it is reasonable to defer specific Closing Dates only in the event that it is impossible because of impediments directly related to COVID-19 to conduct the Cash Count in any particular country or countries, provided that the Purchaser has clearly used its best endeavours to prepare for and conduct each of the Cash Counts, including but not limited to applying for, or taking advantage of, any relevant exemptions or exceptions from COVID-19 related laws, making appropriate contingency plans and using reputable third parties to conduct Cash Counts on its behalf (if required). Upon request, the Purchaser shall inform the Seller of everything it has done to prepare for and conduct each Cash Count in good time before any such Cash Count is due to take place.”;

2.2.4	clause 7.10 of SPA 2 shall be amended to read as follows:
“7.10    Interest
The Purchaser shall, on Closing, pay to the Seller an additional amount equal to the interest that would have accrued if it had been accruing daily at the Relevant Interest Rate on the Closing payment payable in relation to the relevant Shares (as calculated pursuant to Clause 7.4) from the Effective Time until the Closing Date.”; and

2.2.5	the definition of “Effective Time” in clause 1.1 of SPA 2 shall be amended to read as follows:
““Effective Time” means immediately before midnight (local time) on the last day of the month immediately preceding the month of the relevant Closing Date;”.

3	Miscellaneous

3.1
This letter is without prejudice to the various assertions made by both parties in correspondence with respect to Closing (and the parties’ obligations with respect thereto) under SPA 1, as to which both parties reserve their respective positions.

3.2
The provisions of clauses 15.3, 15.4, 15.5, 15.12, 15.14, 15.15, 15.16 and 15.17 of SPA 1 shall apply to this letter as if set out in full in this letter and as if references in those clauses to “this Agreement” are references to this letter and references to “party” or “parties” are references to Parties to this letter.

3.3
If Closing for the Third Closing Countries does not take place by 11:59pm (London time) on 27 April 2020 for any reason whatsoever (but excluding if Closing for the Third Closing Countries is extended in accordance with clause 7.1.1 of SPA 1), the provisions and amendments agreed pursuant to this Letter shall terminate automatically and this Letter shall be void ab initio.

This letter has been executed and delivered as a deed on the date first stated above.

SIGNED and DELIVERED as a DEED by Soren Lundsberg, GC on behalf of G4S plc in the presence of:	/s/ Soren Lundsberg
Signature

/s/ Sophie Lundsberg-Nielsen

Witness’s signature

Name: Sophie Lundsberg-Nielsen
Address:
Occupation: Solicitor

SIGNED and DELIVERED as a DEED by The Brink’s Company, a company incorporated in Virginia, United States of America, acting by:

Dana O’Brien, who, in accordance with the laws of that territory, is acting under the authority of the company:
/s/ Dana O’Brien
Signature